Exhibit 99.1

  FINANCIAL FEDERAL CORPORATION REPORTS RECORD FIRST QUARTER RESULTS

                  FINANCE RECEIVABLES TOP $2 BILLION


   *  Record Net Income - $12.2 million (19% increase)
   *  Record Diluted EPS - $0.46 (18% increase)
   *  Record Finance Receivables Outstanding - $2.05 billion
   *  Loss Ratio - 0.01% (annualized)


NEW YORK, NY: December 5, 2006 - Financial Federal Corporation (NYSE: FIF) today announced results for its first quarter ended October 31, 2006. Net income for the quarter was $12.2 million, 19% higher than the $10.2 million earned in the first quarter of fiscal 2006. Diluted earnings per share increased by 18% to $0.46 from $0.39. Finance receivables originated during the quarter were $320 million compared to $323 million in the first quarter of fiscal 2006. Finance receivables grew at an annualized rate of 11% to $2.05 billion at October 31, 2006 from $1.99 billion at July 31, 2006.

Paul R. Sinsheimer, CEO, commented: "Finance receivables surpassed $2 billion in the first quarter of fiscal 2007. We achieved this milestone with a focus on growing organically and profitably, with disciplined underwriting and the best asset quality in our history. Finance receivables growth slowed to an 11% annualized rate during the quarter as the pace of economic activity weakened. The yield curve has become increasingly inverted which contributes to our interest margin compression. We are optimistic about our prospects, yet concerned about the slowing economy and the inverted yield curve."

Steven F. Groth, CFO, remarked: "The Company's modest leverage of 3.9x and strong liquidity position provide flexibility and opportunity for the future. We broadened our funding sources during the quarter by adding a commercial paper dealer."


Asset Quality
Asset quality measures continued at exceptional levels in the first quarter of fiscal 2007:
  * Net charge-offs were $53,000 or 0.01% of average finance receivables (annualized) compared to net recoveries of $73,000 or -0.01% in the fourth quarter of fiscal 2006, and net charge-offs of $37,000 or 0.01% in the first quarter of fiscal 2006.
  * Non-performing assets were 0.74% of finance receivables at October 31, 2006 compared to 0.73% at July 31, 2006 and 0.68% at October 31, 2005.
  * Delinquent receivables (60 days or more past due) were 0.34% of total receivables at October 31, 2006 compared to 0.43% at July 31, 2006 and 0.46% at October 31, 2005.

Other Financial Highlights
  * Net interest margin declined to 5.11% in the first quarter from 5.19% in the first quarter of fiscal 2006. The decline reflects increased interest expense from higher short-term market interest rates.
  * No provisions for credit losses were recorded in the first quarters of fiscal 2007 and 2006 because of the low levels of net charge-offs and receivables growth.
  * Salaries and other expenses increased to $6.1 million in the first quarter from $5.5 million in the first quarter of fiscal 2006. The increase reflects salary increases and an increase in the number of employees. The efficiency ratio improved to 23.5% from 24.6% and the expense ratio improved to 1.20% from 1.28%.
  * Return on equity in the first quarter improved to 12.2% from 11.7% in the first quarter of fiscal 2006.


Conference Call
The Company will host a conference call December 6, 2006 at 3:00 p.m. (ET) to discuss its first quarter results. The call will be broadcast on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing industrial and commercial equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. For more information, please visit our website at www.financialfederal.com.


This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Please read the Company's Annual Report on Form 10-K for the year ended July 31, 2006 filed with the Securities and Exchange Commission including Part I, Item 1A. "Risk Factors" for a description of these risks and uncertainties. These risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse changes in the yield curve (v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries.


CONTACT:  Steven F. Groth
          Chief Financial Officer
          (212) 599-8000


          CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
Three months ended October 31,                   2006            2005
=====================================================================
Finance income                                $46,930         $36,553
Interest expense                               20,892          14,246
---------------------------------------------------------------------
   Net finance income before provision for
     credit losses on finance receivables      26,038          22,307

Provision for credit losses on finance
   receivables                                      -               -
---------------------------------------------------------------------
   Net finance income                          26,038          22,307

Salaries and other expenses                     6,109           5,498
---------------------------------------------------------------------
   Income before provision for income taxes    19,929          16,809

Provision for income taxes                      7,699           6,564
---------------------------------------------------------------------
     NET INCOME                               $12,230         $10,245
=====================================================================
Earnings per common share:
     Diluted                                    $0.46           $0.39
=====================================================================
     Basic                                      $0.47           $0.40
=====================================================================
Number of shares:
     Diluted                                   26,754          26,217
=====================================================================
     Basic                                     26,196          25,721
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                            (In thousands)

=====================================================================
                             October 31,      July 31,    October 31,
                                    2006          2006           2005
=====================================================================
ASSETS

Finance receivables           $2,045,650    $1,991,688     $1,742,744
Allowance for credit losses      (24,047)      (24,100)       (24,188)
---------------------------------------------------------------------
  Finance receivables - net    2,021,603     1,967,588      1,718,556

Cash                              12,641         8,143          8,807
Other assets                       8,871        12,613         11,176
---------------------------------------------------------------------
TOTAL ASSETS                  $2,043,115    $1,988,344     $1,738,539
=====================================================================

LIABILITIES

Debt                          $1,552,128    $1,527,661     $1,318,700
Accrued interest, taxes and
  other liabilities               88,456        70,304         66,739
---------------------------------------------------------------------
     Total liabilities         1,640,584     1,597,965      1,385,439

STOCKHOLDERS' EQUITY             402,531       390,379        353,100
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY  $2,043,115    $1,988,344     $1,738,539
=====================================================================